Exhibit 99.1
Sun Life Financial Inc. (the “Corporation”)
Annual Meeting of Common Shareholders
May 19, 2010
Report on Voting Results
National Instrument 51-102 — Section 11.3

Election of Directors
The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	243,208,323	99.59	992,034	0.41
John H. Clappison	230,547,973	94.41	13,652,384	5.59
David A. Ganong, CM	243,533,141	99.73	667,216	0.27
Krystyna T. Hoeg	241,819,331	99.02	2,381,026	0.98
David W. Kerr	241,014,812	98.70	3,185,545	1.30
Idalene F. Kesner	243,508,513	99.72	691,844	0.28
Mitchell M. Merin	243,457,418	99.70	742,939	0.30
Bertin F. Nadeau	241,779,239	99.01	2,421,118	0.99
Ronald W. Osborne	242,878,675	99.46	1,321,682	0.54
Hon. Hugh D. Segal, CM	243,061,030	99.53	1,139,138	0.47
Donald A. Stewart	243,142,547	99.57	1,058,227	0.43
James H. Sutcliffe	243,606,249	99.76	594,108	0.24
Appointment of Auditor
Deloitte & Touche LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
251,615,220	99.38	1,560,973	0.62
Non-Binding Advisory Vote on Executive Compensation
An advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular dated March 22, 2010 was held.

Votes For	%	Votes Against	%
233,135,527	91.98	20,326,410	8.02

/s/ “Joan M. Wilson”
Joan M. Wilson
Vice-President and Corporate Secretary